                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               CLARUS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    182707109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Robert L. Lawrence, Esq.
                               Kane Kessler, P.C.
                          1350 Avenue of the Americas,
                                   26th Floor
                               New York, NY 10019
                                 (212) 541-6222
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 5, 2002
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 182707109                                           Page 2 of 10 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Warren B. Kanders
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(E)

                                                                             [ ]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             812,250
   NUMBER OF          ----------------------------------------------------------
     SHARES             8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 0
      EACH            ----------------------------------------------------------
   REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                   812,250
                      ----------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    812,250
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 182707109                                           Page 3 of 10 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Burtt R. Ehrlich
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(E)

                                                                             [ ]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             10,000
   NUMBER OF          ----------------------------------------------------------
     SHARES             8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 0
      EACH            ----------------------------------------------------------
   REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                   10,000
                      ----------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 182707109                                           Page 4 of 10 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    S.T. Investors Fund, LLC
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(E)

                                                                             [ ]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             31,350
   NUMBER OF          ----------------------------------------------------------
     SHARES             8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 0
      EACH            ----------------------------------------------------------
   REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                   31,350
                      ----------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    31,350
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    00
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 182707109                                           Page 5 of 10 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Nicholas Sokolow
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
 3  SEC USE ONLY


--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(E)

                                                                             [ ]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States and France
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             0
   NUMBER OF          ----------------------------------------------------------
     SHARES             8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 31,350
      EACH            ----------------------------------------------------------
   REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                   0
                      ----------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                             31,350
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    31,350
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

         (i)    Name of Issuer: Clarus Corporation (the "Company").

         (ii) Address of the Principal Executive Offices of Issuer: 3970 Johns Creek Court, Suite 100, Suwanee, Georgia 30024.

         (iii) Title of Class of Equity Securities to which this Statement relates: Common Stock, $0.0001 par value per share, of the Company (the "Common Stock").

Item 2.  Identity and Background.

         (a) This statement is being filed by Warren B. Kanders ("Kanders"), Burtt R. Ehrlich ("Ehrlich"), S.T. Investors Fund, LLC ("ST Investors"), and Nicholas Sokolow ("Sokolow," and together with Kanders, Ehrlich and ST Investors, collectively referred to as the "Reporting Persons").

         (b)    (i)    The business address of Kanders is:

                           c/o Kanders & Company, Inc.
                           Two Soundview Drive
                           Greenwich, CT 06830

                (ii)   The business address of Ehrlich is:

                           Two Soundview Drive
                           Greenwich, CT 06830

                (iii)  The business address of Sokolow and ST Investors is:

                           c/o Sokolow, Dunaud, Mercadier & Carreras
                           55 Avenue Kleber
                           Paris 75016 France

         (c)    (i)    The present principal occupation of Kanders is private
                investments.

                (ii) The present principal occupation of Ehrlich is private investments.

                (iii) The present principal occupation of Sokolow is a partner in the law firm of Sokolow, Dunaud, Mercadier & Carreras, 55 Avenue Kleber, Paris 75016 France. ST Investors is Sokolow's family investment vehicle.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Messrs. Kanders and Ehrlich are citizens of the United States. Mr. Sokolow is a citizen of the United States and France. ST Investors is a Delaware limited liability company.

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate purchase price of the interests reported herein of Kanders, Ehrlich and ST Investors were $2,936,823, $40,600 and $130,524, respectively. Such funds were furnished from Messrs. Kanders' and Ehrlich's personal funds and from ST Investors' working capital.

Item 4.  Purpose of Transaction.

         As a result of the Company's recent performance, the Reporting Persons intend to pursue strategies designed to enhance shareholder value. Such actions may include, among other things, (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the present board of directors and/or management of the Company, including plans or proposals to change the number or term of directors; (e) material changes in the present capitalization of the Company;
(f) other material changes in the Company's business or corporate structure; and
(g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

         On March 20, 2002, the Reporting Persons sent a letter to Mr. Stephen
P. Jeffrey, the Company's Chairman, President and Chief Executive Officer, outlining the Reporting Persons' concerns and requesting that the Company (i) appoint Messrs. Kanders, Ehrlich and Sokolow to the Company's Board of Directors, (ii) retain a recognized investment banking firm to evaluate the potential sale of the Company's software technology and maximize shareholder value through redeployment of the Company's capital and (iii) drastically reduce the Company's burn rate pending review of strategic alternatives by the Company's Board of Directors. A copy of this letter is attached as Exhibit 2 to this Schedule 13D. On April 1, 2002, Kane Kessler, PC, counsel to the Reporting Persons, sent a letter to the Company requesting a response to the Reporting Persons' March 20 letter and identifying additional concerns of the Reporting Persons relating to the Company. Another letter was sent by Kane Kessler, PC on April 9, 2002. A copy of Kane Kessler, P.C.'s letters dated April 1, 2002 and April 9, 2002 are attached as Exhibit 3 and Exhibit 4 to this Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a-b)(i) On the date of this statement, Kanders beneficially owns, and has the sole power to direct the vote and disposition of, 812,250 shares of Common Stock or approximately 5.2% of the outstanding Common Stock.

         (ii) On the date of this statement, Ehrlich beneficially owns, and has the sole power to direct the vote and disposition of, 10,000 shares of Common Stock or approximately 0.1% of the outstanding Common Stock.

         (iii) On the date of this statement, ST Investors beneficially owns, and has the sole power to direct the vote and disposition of, 31,350 shares of Common Stock or approximately 0.2% of the outstanding Common Stock. Sokolow, as the managing member of ST Investors, may be deemed to share the power to direct the vote and disposition of the shares of Common Stock beneficially owned by ST Investors.

         The percentage of Common Stock reported as beneficially owned is based upon 15,578,142 shares outstanding as reported by the Company in its Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

         With the exception of Sokolow's interest in the shares of Common Stock beneficially owned by ST Investors by virtue of his position as managing member of ST Investors, each Reporting Person disclaims any beneficial interest in the shares of Common Stock held by the other Reporting Persons.

         (c) The Reporting Persons effected the following transactions in the Common Stock during the past 60 days, all of which were executed on the open market:

                  (i)      Mr. Kanders:

                           # of Shares       Date                  Average Cost
                           -----------       ----                  ------------
                           699,000           February 28, 2002     $3.55
                           1,500             March 12, 2002        $4.06
                           23,500            March 14, 2002        $4.06
                           500               March 22, 2002        $4.06
                           6,600             March 25, 2002        $3.99
                           8,600             March 26, 2002        $3.96
                           9,300             March 27, 2002        $3.96
                           14,300            April 2, 2002         $3.76
                           10,700            April 3, 2002         $3.91

                           700               April 4, 2002         $4.01
                           2,500             April 8, 2002         $4.06
                           8,300             April 9, 2002         $4.05
                           5,400             April 10, 2002        $4.06
                           21,350            April 11, 2002        $4.24

                  (ii)     Mr. Ehrlich:

                           # of Shares       Date                  Average Cost
                           -----------       ----                  ------------
                           4,250             April 5, 2002         $4.06
                           5,750             April 8, 2002         $4.06

                  (iii)    ST Investors:

                           # of Shares       Date                  Average Cost
                           -----------       ----                  ------------
                           3,000             April 4, 2002         $3.86
                           4,250             April 5, 2002         $4.06
                           2,750             April 8, 2002         $4.06
                           21,350            April 11, 2002        $4.24

         (d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock reported by this statement.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 - Joint Filing Agreement

         Exhibit 2 - Letter dated March 20, 2002 from Kanders to the Company.

         Exhibit 3 - Letter dated April 1, 2002 from Kane Kessler, PC to the
                     Company.

         Exhibit 4 - Letter dated April 9, 2002 from Kane Kessler, PC to the
                     Company.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 12, 2002

                                           /s/ Warren B. Kanders
                                           -------------------------------------
                                           Warren B. Kanders



                                           /s/ Burtt R. Ehrlich
                                           -------------------------------------
                                           Burtt R. Ehrlich



                                           /s/ Nicholas Sokolow
                                           -------------------------------------
                                           Nicholas Sokolow, individually and
                                           on behalf of S.T. Investors Fund, LLC